

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Morris Beyda
Chief Financial Officer
Edify Acquisition Corp.
888 7th Avenue, Floor 29
New York, NY 10106

> **Re: Edify Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2022**
> **File No. 001-39899**

Dear Morris Beyda:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc:     Giovanni Caruso, Esq.